Exhibit 1

FOR IMMEDIATE RELEASE	03 May 2016

WPP PLC (“WPP”)

Voting rights and Capital 29 April 2016

WPP confirms that its capital consists of 1,330,020,427 ordinary shares with voting rights.

WPP holds 35,718,998 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,294,301,429 shares.

The figure 1,294,301,429 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204